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Exhibit 12.1

Health Net, Inc.

Calculation of Ratio of Earnings to Fixed Charges—Consolidated Basis

(amount in thousands, except ratios)

	Year Ended December 31,
	2002		2001		2000		1999		1998
Income from continuing operations	$356,495		$137,350		$262,747		$244,008		$(254,154)
Interest expense	40,226		54,940		87,930		83,808		92,159
Amortization of debt expense	2,738		3,280		3,395		3,170		1,100
Interest portion of rental expense(a)	7,903		8,403		7,470		7,350		7,545

Earnings	$407,362		$203,973		$361,542		$338,336		$(153,350)
Fixed Charges (Total of interest expense, amort. and interest portion of rental expense)	$50,867		$66,623		$98,795		$94,328		$100,804
Ratio of earnings to fixed charges	8.0	x	3.1	x	3.7	x	3.6	x	(b )

(a)
Interest portion of rental expense is estimated to be 15%.

(b)
No ratio is shown for 1998 because earnings were insufficient to cover fixed charges by $153.4 million.

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  Exhibit 12.1